EXHIBIT 99.1

Aptose Biosciences and CrystalGenomics Announce Issuance of European Patent for CG-806

SAN DIEGO, TORONTO and SEOUL, South Korea, Sept. 27, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ: APTO, TSX: APS), today announced that the European Patent Office (“EPO”) has issued European Patent No. EP2940014B1 for CG-806, a first-in-class, highly potent oral small molecule being developed for acute myeloid leukemia (AML), B cell and other hematologic malignancies. The granted patent claims various compounds, including the CG-806 compound, pharmaceutical compositions comprising the CG-806 compound, and uses for the treatment of various diseases, such as cancer. This European patent will be nationalized in, and cover, approximately forty European countries including the United Kingdom, France, Germany, Italy, Netherlands and Spain. The patent is expected to provide protection until the end of 2033.

“This is a meaningful decision by the EPO and adds to the previously issued patents in the US and Japan for CG-806,” stated Dr. William G. Rice, Chairman, President and Chief Executive Officer of Aptose.  “We will continue to strengthen the patent portfolio through additional findings and applications.”

About CG-806

CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-kinase inhibitor. This small molecule demonstrates potent inhibition of wild type and mutant forms of FLT3 (including internal tandem duplication, or ITD, and mutations of the receptor tyrosine kinase domain and gatekeeper region), eliminates acute myeloid leukemia (AML) tumors in the absence of toxicity in murine xenograft models, and represents a potential best-in-class therapeutic for patients with AML. Likewise, CG-806 demonstrates potent, non-covalent inhibition of the wild type and Cys481Ser mutant forms of the BTK enzyme, as well as other oncogenic kinase pathways operative in B cell malignancies, suggesting CG-806 may be developed for various B cell malignancy patients (including CLL, MCL, DLBCL and others) that are resistant/refractory/intolerant to covalent BTK inhibitors.

About CrystalGenomics

CrystalGenomics, Inc. is a commercial stage biopharmaceutical company focused in the structure-based drug discovery and development of novel therapeutics in unmet medical need areas of inflammation, oncology, and infectious disease. In addition to several drug programs in the R&D pipeline, the Company has an osteoarthritis drug on the market and, has recently added manufacturing and commercialization capabilities through multiple acquisitions. For more information, please visit: www.cgxinc.com or www.crystalgenomics.com. CrystalGenomics, Inc. is listed on KOSDAQ (083790).

About Aptose Biosciences Inc.

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding our intentions or current expectations concerning, among other things, the strength and breadth of our patent portfolio, the adequacy of our intellectual property rights or the anti-tumor activity of CG-806, the clinical potential and favorable properties of CG-806, the clinical trials for CG-806 and their expected timing, and the potential exercise of the option to acquire rights to develop and commercialize CG-806, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences                                                     SMP Communications
Greg Chow                                                                     Susan Pietropaolo
Senior Vice President, CFO                                           201-923-2049
650-718-5028                                                                 susan@smpcommunications.com
gchow@aptose.com

CrystalGenomics, Inc.                                                 LifeSci Advisors
Steven Kim                                                                    Michael Wood
Director, Business Development                                    Managing Director
+82-31-628-2720                                                            646-597-6983
skim@cgxinc.com                                                          mwood@lifesciadvisors.com